

September 28, 2010

Mr. Robert Cook
Senior Vice President and Chief Financial Officer
EpiCept Corporation
777 Old Saw Mill River Road
Tarrytown, NY 10591

Re: EpiCept Corporation
Form 10-K for the year ended December 31, 2009
Filed March 15, 2010
File No. 000-51290

Dear Mr. Cook:

We have reviewed your August 26, 2010 response to our August 3, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing your response to these comments, we may have additional comments.

Item 11. Executive Compensation
Compensation Discussion and Analysis, page 61

1. We note your response to prior comment three. Please expand your proposed disclosure to disclose the one objective that was not achieved by Dr. Bhagwat and indicate in what ways Dr. Allard exceeded the objectives for his contributions to the Health Canada NDS filing and EpiCept NP-1 CPN study. Also, please tell us whether any of the objectives for the named executive officers were weighted. If they were, please expand your proposed disclosure to disclose how each objective was weighted.

Summary Compensation Table, page 65

2. We note your response to our prior comment five. Please confirm that your amended Form 10-K will report the annual cash bonuses paid in 2010 as 2009 compensation and that you will revise the compensation for prior years accordingly.

<u>Exhibits 31.1 and 31.2</u>

3. Please provide the language you propose to include in the amendment in response to previous comment six.

      Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney at (202) 551-3873 or Sebastian Gomez-Abero, Senior Staff Attorney at (202)551-3578 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

      Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant